February 28, 2014

VIA EDGAR

Mr. Michael Seaman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rubicon Financial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 29, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 19, 2013
File No. 000-29315

Dear Mr. Seaman:

Following discussions with Mr. Dunn and the Staff, we have set forth below revised responses of Rubicon Financial Incorporated (“Rubicon” or the “Company”) to comments #6 and #7, originally contained in the e-mail correspondence from the staff of the Securities and Exchange Commission (the “Staff”), dated December 9, 2013.  For ease of reference, we reproduce below the relevant revised comments, and include under each comment the Company’s revised response.

Note 3 – Goodwill, page F-8

6.      Comment: We note that you evaluated goodwill for impairment as of December 31, 2012 and again at September 30, 2013 and determined that no impairment was required. It is not clear to us, however, how you arrived at this conclusion. Please address the following.

•
Provide us with a robust narrative that explains your goodwill impairment analysis (e.g., qualitative assessment, step 1, step 2, etc.) and how your conclusion is consistent with the guidance provided in ASC 350-20-35. Quantify amounts when applicable.

18872 MacArthur Blvd., First Floor	(T) 888-668-9567
Irvine, California 92612	(F) 949-798-0420

Rubicon – SEC Response Ltr. #2
February 28, 2014

•	Tell us your reporting units for purposes of impairment testing and how you determined the reporting units identified. Specify if your reporting units are the same as your operating segments.

•
Revise your future filings within your significant accounting policies and procedures (Note 1, page F-6) to include your accounting policy for goodwill and the related impairment assessment. Provide us with your draft disclosure.

Response:  Please see response to #6 and #7 below

7.      Comment: In light of our comment above, and in an effort to provide more meaningful disclosures regarding the risk of future goodwill impairment, please consider revising your future filings to include the assessment of goodwill for impairment in your Critical Accounting Policies and Estimates in MD&A (page 28). Provide us with your proposed disclosures. Your disclosure should include, but not be limited to, the following:

•	the number and nature of reporting units to which you have allocated goodwill;

•
to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, please disclose (i) the percentage by which fair value exceeds carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to each reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumption, and (v) a discussion of events or trends that would negatively affect your assessment of fair value; and

•	to the extent that your estimated fair value of a reporting unit substantially exceeds the carrying value, please disclose that determination.

Rubicon – SEC Response Ltr. #2
February 28, 2014

Response to #6 and #7:
This amends our previous responses to comments #6 and #7.

In our 10-K filing for December 31, 2012 and 10-Q filings for 2013, we inadvertently labeled a $2,403,671 intangible asset as “Goodwill” thereby erroneously creating the Staff’s comments noted in #6 and #7 of the comment letter.  As the reference to “Goodwill” was an error, we offer the following response in an effort to correct the error.  The asset in question had been reflected as an “Intangible asset – customer list” on all previous filings by the Company and was, in fact, an intangible asset for customer lists/brokerage relationships acquired in the 2008 acquisition of Newport Coast Securities (then known as Grant Bettingen, Inc.).  Upon acquisition in 2008, we had determined that this asset had an indeterminate life and we were not amortizing the asset, but only testing it for impairment each year.  Following discussions with the Staff and independent research, we have concluded that this was an error and that the asset should have been amortized over its estimated useful life.  Research shows that the common practice in the industry (SIC 6211) is to use an estimated useful life of approximately three to five years for a customer list/brokerage relationship asset.  We have elected to use a five year estimated useful life to ensure the most conservative approach is taken.  We will correct this accounting error in our 10-K filing for the year ended 2013 with all appropriate explanations and disclosures, including but not limited to, presenting selected financial data for the restated 2008-2012 periods, presenting restated 2012 financial statements, presenting a footnote entitled “Restatement” which will explain the correction of the error in a robust and accurate manner, and presenting a footnote with quarterly data for the quarters of 2012 and 2013.

The correction of the error is going to amortize the $2,403,671 intangible asset over the five year estimated useful life starting with the date of acquisition in June of 2008.  For the year ending 2008, this will create $280,428 of amortization expense and lower the asset and retained earnings from what was originally shown on the balance sheet by $280,428, in total, respectively.  For the year ending 2009, this will create $480,734 of amortization expense and lower the asset and retained earnings from what was originally shown on the balance sheet by $761,162, in total, respectively.  For the year ending 2010, this will create $480,734 of amortization expense and lower the asset and retained earnings from what was originally shown on the balance sheet by $1,241,897, in total, respectively.  For the year ending 2011, this will create $480,734 of amortization expense and lower the asset and retained earnings from what was originally shown on the balance sheet by $1,722,631, in total, respectively.  For the year ending 2012, this will create $480,734 of amortization expense and lower the asset and retained earnings from what was originally shown on the balance sheet by $2,203,365, in total, respectively.  As of December 31, 2012, the asset will have a balance of $200,306, net of amortization, on the balance sheet.  This remaining balance will be amortized in the year ended December 31, 2013 so that the asset will be fully amortized and have a $0 balance as of the December 31, 2013 balance sheet.

Rubicon – SEC Response Ltr. #2
February 28, 2014

In closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please contact the undersigned at 888-668-9567.

Respectfully submitted,

/s/ Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
CEO/President

cc:           Anthony N. DeMint, Esq., DeMint Law, PLLC